UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☑ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SubTo Fund LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Arizona

Date of Organization:

October 25, 2022

Physical Address of Issuer:

1050 W. Washington St., Suite 133, Tempe, AZ 85288

Website of Issuer:

SubTofund.com

Current Number of Employees:

0

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$31,911,305	$29,625,917
Cash & Cash Equivalents	$1,569,583	$78,993
Accounts Receivable	$28,522	$1,778
Short-term Debt	$156,715	$68,763
Long-term Debt	$13,663,100	$13,042,739
Revenues/Sales	$2,444,801	$558,949
Cost of Goods Sold	$0	$0
Taxes Paid	$31,821	$28,082
Net Income/Net Loss	$38,800	($1,162,563)


May 2, 2025

FORM C-AR/A

SubTo Fund LLC


This Form C-AR/A(including the cover page and all exhibits attached hereto, the "***Form C-AR/A***") is being furnished by SubTo Fund LLC, a Delaware limited liability company (the "***Company***," as well as references to "***we***," "***us***," or "***our***"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at SubTofund.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000.00, 4) the repurchase of all the securities sold in the Company's Regulation Crowdfunding offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is May 2, 2025.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the

Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Table of Contents

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR/A and the Exhibits hereto.

SubTo Fund LLC (the "***Company***") is a limited liability company formed in the state of Arizona on October 25, 2022. The Company entered into its Company Operating Agreement on May 1, 2023 (the "***Company Operating Agreement***").

The Company is located at 1050 W. Washington St., Suite 133, Tempe, AZ 85288.

The Company's website is SubTofund.com.

The information available on or through our website is not a part of this Form C-AR/A.

The Business

The purpose of the Company is to acquire, improve, operate, and dispose of multi-family properties located throughout the United States with a focus on Arizona and the sunbelt states (each a "***Property***" or, collectively, the "***Properties***" or the "***Project***"). Its acquisition strategy focuses on the location of the assets, condition of the assets, financing type available, deferred maintenance, the efficiency of current management, and other assets currently in the portfolio. The Company intends to primarily target existing properties that are Class B assets or Class C assets located in Class B areas, but it may also acquire Class A assets. As of the date of this Form C-AR/A, the Company has acquired two Properties, which are currently cash flowing.

The Company acquired that certain property having a street address of 4424 E. Bellevue Street, Tucson, AZ 85712, for a purchase price of $1,850,000. In connection with the purchase of the property, and pursuant to that certain Assumption Agreement, dated as of March 29, 2024, between the Company, Bellevue 21, LLC, an Arizona limited liability company, and Wroldsen Company, LLC, an Arizona limited liability company (the "***Assumption Agreement #1***"), the Company assumed the obligations of Bellevue 21, LLC with respect to that certain Promissory Note Secured by Deed of Trust dated June 30, 2017 and Deed of Trust and Assignment of Rents dated June 12, 2017 and recorded on June 30, 2017. Please refer to the section titled '*CAPITALIZATION AND OWNERSHIP, DEBT - Debt*' herein for more information.

Pursuant to that certain Purchase and Sale Agreement, dated as of May 23, 2023, between SquadUp Management LLC, the manager of the Company (the "***Manager***") and Via Alamos, LLC, an Arizona limited liability company (the "***Purchase Agreement***"), the Manager acquired that certain property known as the Via Alamos Apartments and having a street address of 300 West Via Alamos Drive, Green Valley, Arizona 85614, for a purchase price of $19,500,000.00. Pursuant to that certain Assignment of Purchase and Sale Agreement, dated as of August 9, 2023 (the "***Assumption Agreement #2***"), between the Manager and Leveling Up GV LLC, an Arizona limited liability company ("***Leveling Up***") and a wholly owned subsidiary of the Company, the Manager assigned to Leveling Up all right, title, and interest under the Purchase Agreement. In connection with Leveling Up's assumption of the property, Leveling Up entered into that certain Deed of Trust and Fixture Filing, Assignment of Rents and Security Agreement with Via Alamos, LLC, dated as of August 29, 2023. Please refer to the section titled '*CAPITALIZATION AND OWNERSHIP, DEBT - Debt*' herein for more information.

The Company currently conducts business in the State of Arizona.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of Arizona on October 25, 2022. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. The Company's operations are subject to all business risks associated with new enterprises engaged in the business of real estate investment and management. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the ownership of real estate. We are a newly formed entity, with no operations prior to our most recent Regulation Crowdfunding offering, aside from the Company's ongoing Regulation D offering. There can be no assurance that we will operate profitably in the future.

Investors will not have control over the Company's business operations.

The Company currently has no employees and is reliant on the Manager, which has significant discretion as to the implementation of the Company's investment objectives and strategy. Unless otherwise provided in the Company Operating Agreement, investors will not and do not have the right to participate in the management, control or operation of the Company. The Company's performance will be dependent on the success of the Manager implementing value enhancing management strategies. Such strategies involve subjective judgments and forward-looking determinations and projections by the Manager and no assurance can be given that the strategies used, or to be used, by the Manager will be successful under all or any market conditions. In the event the Manager misjudges its decisions with respect to the Properties (for whatever reason), the actual returns on an investor's investment may be less than anticipated at the time of acquisition.

The Company believes that its success depends to a significant extent upon the experience of the principals and other members of the Manager's management team. Specifically, the Company is dependent on Josiah Grimes, the sole member and manager of Mathis, LLC, and Pace Morby. Mathis, LLC and Pace Morby serve as the managers of SquadUp Management LLC, our sole Manager. The Company is therefore dependent on Josiah Grimes and Pace Morby in order to conduct its operations and execute its business plan, however, the Company has not purchased insurance policies with respect to Pace Morby or Josiah Grimes in the event of their death or disability. If Pace Morby or Josiah Grimes die or become disabled, the Company will not receive any compensation to assist with such person's absence. Further, the loss of service of one or more members of the management team or key personnel of the Company could have a material adverse impact on the Manager and/or the management and operation of the Company.

Adequacy of Capital and Reserves.

An adequate amount of capital is necessary for the success of the Company. In the event there are cost overruns or delays, further capital may be necessary.

The Company's Manager is not required to devote its full-time efforts to the business of the Company.

The Manager and its management team, employees and principals engage in other business activities. The Manager's principals own, manage and/or provide advice in relation to a number of other properties. The fact that the Manager's management team and its officers and employees may engage in other business activities for the Manager or third parties may limit the time that the Manager's management team spends managing the Company's investment in the Project.

Management has limited liability.

The Company's Operating Agreement limits the liability of the Manager to the Company and its mangers and members, and the rights of the Company and its members to recover against its Manager as a result of its default may be limited and any such recovery by the Company and/or its members against the Manager may be significantly lower than the loss that the Company or its members have suffered.

The Company's business plan involves the acquisition of real property, and real estate investments are speculative in nature.

The Company's business plan involves the acquisition of real estate. The final purchase price of past Properties acquired were determined during the due diligence period and the closing of the acquisition of the applicable Property. Real estate investments can be risky and unpredictable. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws, mold infestation, floods, fires, hurricane, and other acts of God and natural disasters, some of which may not be insurable; on-site utility failures that could cause the Company to close certain facilities; the attractiveness of real estate relative to other investment choices changes in national or local economic conditions, in particular the financial condition of lessees, changes in government policies, the continuing advance to certain provisions of the federal tax laws, government zoning or regulatory changes that could limit the Company's expansion plans, including changes in interest rates established by the Federal Reserve, and international crises. The Company's operating performance would be likely to be adversely affected by a downturn in the property market in terms of capital and/or rental values.

The risks and benefits of investments made in real estate depend upon many factors. The Company has little or no control over some of these risks, including, without limitation, (i) changes in the economic conditions in the country in general, and in the area in which the Properties are located, specifically, which changes could give rise to a decrease in local demand, an increase in local supply of land, an increase in unemployment, and (ii) a change in the characteristics of the area in which the Properties are located. This risk includes the risk of a severe economic downturn, similar to the last downturn in 2008, which could affect real estate values significantly to the downside, increases in the costs in excess of the budgeted costs.

Purchasers should invest in real estate in general, and in the Company in particular, only if you can afford to lose your entire investment and are willing to live with the ups and downs of the real estate industry.

Risk of Interpretation of Real Estate Documents and Agreements.

There are certain risks in connection with any real estate acquisition and financing resulting from the drafting and subsequent interpretation of mortgages, deeds, leases, purchase agreements, management contracts, franchisee agreements, etc. Any documents describing the Properties or the legal relations thereto could be subject to various interpretations and potential disputes. While legal counsel will review certain legal documents, it is impossible to prevent and be secured against such various differing interpretations.

The real estate market is cyclical, and we are negatively impacted by downturns in this market.

The real estate market tends to be cyclical and typically is affected by changes in general economic conditions, which are beyond our control. The U.S. residential real estate market has shown some signs of stabilizing from a lengthy and deep downturn that began in the second half of 2005. However, we cannot predict when the market and related economic forces will return the U.S. residential real estate industry to a period of sustained growth.

The real estate industry is subject to seasonal fluctuations.

The Company has acquired one specific real estate asset (i.e. the Property or Properties). Historically, operating results and revenues in this industry are strongest in the second and third quarters of the calendar year. Many expenses are fixed and cannot be reduced during a seasonal slowdown. If unfavorable conditions in the real estate market and general macroeconomic conditions deteriorate, we may be required to seek sources of working capital for our future liquidity needs. There can be no assurance that we would be able to defer or reduce expenses or that any such actions would not materially and adversely impact our business and results of operations, or that we could obtain additional financing on acceptable terms or at all.

Real estate markets move slowly and unpredictably.

Real estate markets move slowly compared to other investment vehicles (such as stocks, options, forex, etc.). However, this is not always a good thing. When the market goes down, investors must realize that it could take many years to recoup losses incurred during down swings. Additionally, many outside economic factors have an effect on the housing market, making real estate a sometimes-unpredictable market.

We are required to comply with costly regulatory requirements while undergoing construction and rehabilitation of the Properties.

The cost and time of completion of any required construction and rehabilitation may exceed the current estimates, as any construction, maintenance and/or renovation of the Properties must be carried out in compliance with local laws and regulations and the conditions set out in any permits, licenses, approvals or authorizations. In the event the Company is required to go through a planning process it may be subject to administrative approvals including fire, health and safety, and environmental protection (including archaeological investigations and armament clearance), as well as technical approvals from various utility providers, including electricity, gas and sewer services. Similarly, the Americans with Disabilities Act of 1990 (the "***ADA***") requires all public accommodations, including public spaces of apartment communities, to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a real estate project. In addition, like all real estate projects, the Properties are subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the Company. These compliance requirements may hinder, delay or significantly increase the costs of activities undertaken on behalf of the Company. Such delays or increases in costs could adversely affect the Company's business, financial condition and results of operations.

Compliance with environmental and/or health and safety laws and regulations could affect our results of operations and financial conditions.

The Company is regulated by and required to comply with numerous environmental and/or health and safety ("***EHS***") laws and regulations applicable to the Properties which impact any typical apartment project. The Company is likely to incur expenses to comply with EHS laws and regulations in the jurisdictions where the Properties are located. There can be no assurance that compliance with existing or future EHS laws and regulations will not require material expenditure by the Company or otherwise have an adverse effect on the Company's financial condition or operations. Actual or alleged non-compliance with and/or liability arising under EHS laws and regulations could result in regulatory action, third-party claims and/or material expenditure by the Company or otherwise have an adverse effect on the Company's financial condition or operations. EHS laws and regulations also may impose restrictions on the way the Properties may be used, or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint. The cost of defending against any claims of liability, of compliance with environmental regulatory requirements of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, investments or results of operations and, consequently, amounts available for distribution to you. We cannot assure you that the Properties will not have any material environmental conditions, liabilities, or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we or the Properties may be subject as a result of environmental conditions or violations. If we do incur material environmental liabilities in the future, we may face significant remediation costs, which may materially adversely affect our business, results of operations, financial condition and ability to make distributions to members.

The presence of hazardous or toxic substances on the Properties could seriously harm our business and results of operations.

The Properties may have been constructed at various times and in many cases on or in areas that have historically been the subject of commercial or industrial use. As a result, hazardous or toxic substances within land or buildings (such as asbestos) may be present at the Properties. While the Manager, or a third-party property manager, will conduct what it believes to be adequate testing of the Properties and is not aware of any environmental contamination, the nature of these tests is such that contamination cannot be entirely ruled out. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic. Various EHS laws and regulations in the jurisdictions in which the Properties are located may impose liability on the Company for the costs of management, removal, investigation or remediation of such hazardous or toxic substances present on or in or migrating from a property owned or leased by it. The Company could be responsible for the costs of this management, removal, investigation or remediation even if the presence of such hazardous or toxic substances pre-dates the Company's ownership of the Properties. Redevelopment of the Properties could also reveal the presence of such substances that require remediation. The costs of any required management, removal, investigation or remediation of such substances could have an adverse effect on the financial condition and/or operations of the Company. If remediation works are required at the Properties, the Company may not be entitled to rental income while the tenant's occupation is interrupted as a result of those works. The presence of such substances, or the failure to remediate such substances properly, may also result in requirements on the Company to pay compensation to third parties or may adversely affect the value of the Properties and the Company's ability to sell or lease the Properties or to obtain financing using the Properties as security.

The Company's due diligence may not reveal all factors affecting an investment in the Properties and participation in the Project.

There can be no assurance that the Company's due diligence processes will uncover all relevant facts that would be material to an investment decision, including the valuation of the Properties. The Company will assess factors that it believes are material to the performance of the Properties. For example, a new survey for any of the Properties might be required and it might reveal easements or other burdens or conditions that could affect the valuation of the applicable Properties. In making the assessment and otherwise conducting customary due diligence, the Company will rely on the resources available and in some cases investigations by third parties. Some of the information supplied to the Company concerning the current rental income, property valuations, market data, anticipated resale value and other information may be incomplete or inaccurate and the Company's due diligence investigation may fail to reveal material risks associated with the Properties. Consequently, relevant information that would be material to an investment decision such as the valuation of the Properties can only be seen as an estimate of value and is not a precise measure of net realizable value. As a result, there is no assurance that the valuation of the Properties will reflect actual sale prices even where any such sales occur shortly after the relevant valuation date.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Properties decrease or we are not able to re-lease a significant portion of our available and soon-to-be-available spaces, our financial condition, results of operations, cash flow, the market value of our securities and our ability to satisfy any debt obligations and to make distributions to our investors could be adversely affected.

Appeal of the Properties.

A major risk of owning real estate is the appeal. The appeal to prospective tenants and/or buyers of any given properties depends, among other things, upon unpredictable public tastes and such appeal cannot be predicted in advance with any degree of certainty. Tenant and buyer trends can often change making a particular geographical area more or less desired than before. While the experience and talent of the persons involved with the Properties generally improve the chances of any given project achieving success, there can be no assurance that the Properties will appeal to prospective tenants or buyers and could therefore affect the overall performance of the Properties.

The actual rents we receive for the Properties may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Properties compared to others, we may be unable to realize our estimated market rents for the Properties. In addition, depending on market rental rates at any given time as compared to expiring leases in the Properties, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Properties, then our ability to generate cash flow growth will be negatively impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Properties in order to retain and attract tenants, generate positive cash flow or to make the Properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to rents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining vacant, which could adversely affect our financial condition, results of operations, cash flow and the market value of our securities.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our investors.

Our income primarily derives from rental revenue from the Properties. As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;
- decline to extend or renew leases upon expiration;
- fail to make rental payments when due; or
- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our investors.

Competition.

The Company competes with other owners and operators of similar properties in the same market in which the Properties are located. The number of competitive properties in a particular area could have a material adverse effect on the ability to lease sites and increase rents charged at the Properties. In addition, other forms of residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing provide housing alternatives to potential tenants of the Properties. If competitors offer rental rates below current market rates or below the rental rates charged to tenants of the Properties, the Company may lose potential tenants and may be pressured to reduce its rental rates below those charged in order to retain tenants when their leases expire. As a result, the Company's financial condition, cash flow, cash available for distribution, and ability to satisfy the Company's debt service obligations could be materially adversely affected.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War, the Israel-Hamas War and uncertainly over potential policy changes under the new administration, can have a significant adverse effect on the business and revenue of the Company.

Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19, the conflict between Russia and Ukraine, the conflict between Israel and Hamas and the potential for domestic and economic disturbances surrounding policy shifts and regulatory changes implemented by the Trump administration, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

Risk of Financing and Potential Foreclosure on Promissory Note(s).

Promissory notes and deeds of trust secure the Properties. The risk of foreclosure can arise from, among other things: (i) the failure of the Properties at any time to maintain revenue levels sufficient to meet expenses and note amortization (specially, but not limited to, during an economic downturn), and (ii) the failure by the Company to meet any of the other various conditions existing in the promissory note documents. Payment of principal and interest on the promissory notes will be due on a monthly basis. It is anticipated that these payments will be met from income generated by the Properties. No assurance can be given that the Properties will generate sufficient income to meet the monthly payments.

Reliance on Manager for the Management of the Properties.

The Manager is vested with the exclusive authority as to the management and conduct of the business and affairs of the Company. The success of the Company depends, to a large extent, upon the management decisions made by the Manager. The Company will be dependent upon the experience and expertise of the Manager in Project business activities. In the event the Manager cannot serve as manager for the Company for any reason, experienced management may not be readily available, and the Company may be negatively affected. The Company does not expect to obtain a "key man" life insurance policy for the principals of the Manager.

Uninsured Losses; Cost of Insurance.

Although the Manager has arranged for certain insurance coverage for the Properties to the extent that doing so is reasonable, costs of insurance may escalate beyond those anticipated, or certain kinds of losses may be uninsurable or may exceed available coverage. In the event of an uninsured loss, Members may recognize a loss of all or a portion of their investment. Manager may also obtain errors and omissions insurance that the Company may proportionally pay for to cover any errors and omissions by the Manager in connection with the Properties.

Risks Related to Compliance and Regulation

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect costs associated with compliance with these laws and regulations to increase going forward. The violation of these or future laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspensions of any applicable license required to operate the Properties. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with the requirements of these laws and regulations.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in our securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Change in the United States Government Lending Policy.

Fannie Mae and Freddie Mac are a major source of financing for the commercial real estate sector. In February 2011, the Obama Administration released a report to Congress that included options, among others, to gradually shrink and eventually shut down Fannie Mae and Freddie Mac. We do not know whether the current administration or future administrations would continue with this restriction. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to the real estate sector or to the Company in particular. A final decision by the government to eliminate Fannie Mae or Freddie Mac, or reduce their acquisitions or guarantees of our mortgage loans, may adversely affect interest rates, capital availability and the ability to refinance any existing mortgage obligations as they come due and obtain additional long-term financing for the acquisition of additional Properties on favorable terms or at all.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The purpose of the Company is to acquire, improve, operate, and dispose of multi-family properties located throughout the United States with a focus on Arizona and the sunbelt states (each a "***Property***," and collectively, the "***Properties***" or the "***Project***"). Its acquisition strategy focuses on the location of the asset, condition of the assets, financing type available, deferred maintenance, the efficiency of current management, and other assets currently in the portfolio. The Company intends to primarily target existing properties that are Class B assets or Class C assets located in Class B areas, but it may also acquire Class A assets. The Company has acquired two Properties that are currently cash flowing. Please refer to the sections titled '*SUMMARY – The Business*' for a description of the Properties, and '*CAPITALIZATION AND OWNERSHIP, DEBT - Debt*' herein for more information.

Subsidiaries

The Company has an ownership interest in the following subsidiaries:

Entity Name	State of Formation	Date of Formation	Business Purpose	Company's Ownership Interest
Leveling Up GV LLC	Arizona	August 4, 2023	Property holding company	100%

Investment Objectives

The Company has the following objectives:

1. *Provide cash for distribution*. An investment objective of the Company is to generate distributable cash to investors from the operations of the Company.

2. *Passive investment experience*. An investment objective of the Company is to provide an opportunity for the investors to gain exposure to real estate investments, which an individual investor may not desire or be able to accomplish alone. The Manager will manage the Company to afford investors with minimal involvement in management.

3. *Limited liability protection*. An investment objective of the Company is to provide the investors with limited liability. The Company is structured so that its members will have limited liability afforded to them as designated by the Act.

Capitalization

The Company has funded the acquisition of the Properties with funds from the sale of the Class A Membership Interests, including funds raised through its prior Regulation Crowdfunding offerings, its Regulation D Offering, as well as third-party debt financing.

Exit Strategy and Redemption

The Company expects to operate for a period of five to seven years before the sale of the last of the Properties and distribution of all remaining assets of the Company. After the fifth year of Company operations and every year thereafter, the Manager will value the Company's Properties portfolio and give members an opportunity to redeem their interests in the Company.

Customer Base

The primary target tenants for the Properties will be residential tenants seeking residence in multi-family units in certain metropolitan areas, nationwide.

Intellectual Property

The Company does not own any intellectual property.

Competition

The multi-family residential housing development and management industry is highly competitive. The Company competes against similar multi-family housing developments of many large and small companies, including some developers local to the metropolitan areas being targeted nationwide.

Management

The Manager

The Manager, SquadUp Management LLC, is a limited liability company formed in the state of Arizona on October 25, 2022. The managing members of the Manager are Mathis, LLC and Pace Morby. The sole member of Mathis, LLC is Josiah Grimes.

Manager's Fees

The Manager and its affiliates shall be entitled to collect certain fees. Please refer to the section titled '*MANAGEMENT COMPENSATION AND FEES'* herein for more information.

Investor Reporting

The Company will use commercially reasonable efforts to furnish to each investor reports as follows: (i) a discussion of the Company's performance within 30 days after the end of each calendar year; and (ii) all information relative to the Company necessary for the preparation of an investor's federal and state income tax returns within 75 days after the end of each calendar year.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is currently not subject to any current or threatened litigation.

Other

The Company's principal address is 1050 W. Washington St., Suite 133, Tempe, AZ 85288.

The Company has no additional addresses.

The Company currently conducts business in the State of Arizona.

Because this Form C-AR/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

MANAGERS, OFFICERS, AND KEY PERSONS

The Manager of the Company is listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years. Additionally, we have provided management information relating to the managers of SquadUp Management LLC, an Arizona limited liability company, which will serve as the initial manager of SubTo Fund LLC.

Name
SquadUp Management LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager / Sponsor: August 2022-Present

SquadUp Management LLC is the Manager of the Company. The Manager shall manage all business and affairs of the Company. Mathis, LLC and Pace Morby are the managers of the Manager. Josiah Grimes is the sole member and manager of Mathis, LLC. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and do any and all things the Manager deems to be reasonably required to accomplish the investment objectives of the Company. The Members will have little or no control over the Company's day-to-day operations and will be able to vote only on limited matters. The Manager will make all other decisions.

Name
Pace Morby

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, SquadUp Management LLC: August 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Member, Moving Forward Ventures, July 2018 - Present
Member, Blue Acorn Investments, August 2020 - Present
Member, Blue Acorn Marketing, April 2020 - Present

Mr. Morby is a highly regarded entrepreneur known as the go-to "sub to guy" for his transformative creative finance strategies in the real estate investment industry, particularly in subject-to and seller finance deals. As the co-founder of SubTo, his innovative approach has created a thriving community and disrupted the mainstream real estate circuit. With a background as a successful general contractor and a former HomeVestors franchisee, Mr. Morby, along with his partners, has amassed a remarkable portfolio exceeding $55 million in ownership from of a mix of multifamily and single-family properties and $140 million in equitable interest through funds. Their success extends to various complementary businesses, including wholesale, fix and flip, and other synergistic ventures. Outside of real estate he owns business ventures across a magnitude of industries like technology, designer plants, automotive, and more.

Education
N/A

Name
Josiah Grimes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Member of Manager, SquadUp Management LLC. August 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder & Chairman, Purpose Founder, July 2019 – Present
Co-Founder & CEO, New Reach Education, May 2018 – June 2023
Co-Founder & CEO, KeyGlee, December 2016 – February 2023

Mr. Grimes is an Arizona-based entrepreneur and philanthropist. He is the CEO and co-founder of KeyGlee, one of the world's largest real estate wholesalers with over 95 locations in the United States. Josiah is the CEO and co-founder of New Reach Education, an online education platform that publishes well-known brands such as AstroFlipping and SubTo. Josiah serves as the Director for Purpose Founder, a 501(c)(3) focused on Christian Evangelism through digital media. Josiah is an active limited investor in other industries including data, title, and automotive.

Education
WP Carey School of Business
Arizona State University
Bachelor of Science
2011-2015

Indemnification

Indemnification is authorized by the Company to the Manager, and any of the Manager's shareholders, officers, directors, employees, or agents (each individually, an "***Indemnified Party***") under the Company's Operating Agreement. Indemnification is provided in any action, suit, or proceeding against any and all losses, expenses, claims or liabilities (including reasonable attorneys' fees and expenses) paid or incurred by the Indemnified Party in connection with the activities of the Company or in dealing with third parties on behalf of the Company, to the fullest extent provided or allowed by applicable law; however, a party will not be indemnified with respect to such matters as to which the party is finally adjudicated in any such action, suit or proceeding (a) to have acted in bad faith, or in a reasonable belief that the party's action was opposed to the best interests of the Company, or with gross negligence or willful misconduct, or in breach of such party's fiduciary duty to the Company (if any), or (b) with respect to any criminal action or proceeding to have had cause to believe beyond any reasonable doubt that the party's conduct was criminal. The Company will pay the expenses incurred by an indemnified party in advance of the final disposition of such action, suit, or proceeding. Upon receipt of a final judgment indicating that indemnification should not have applied, then such party will repay indemnification payments.

Employees

The Company does not have any officers or employees at this time. The Company may hire employees or contractors as needed for the day-to-day business of the Company in the Manager's sole discretion. The Manager will provide executive services to the Company and will receive compensation for services rendered as described herein. The Company will engage service professionals and consultants to provide accounting, tax return preparation, legal, and related services, as required, and the Company will bear the related costs.

MANAGEMENT COMPENSATION AND FEES

The Manager and other members of the Company's management, along with their affiliates, may receive substantial fees and compensation in connection with the management of the Company, the Company's assets, investments, and operations, and reimbursement for expenses incurred on behalf of the Company as further described below. The Manager reserves the right to assign any fee, income, or compensation due. The maximum amount of fees the Manager, the other members of the Company's management, or their affiliates may receive cannot be determined at this time. The compensation arrangements described herein have been established by the Manager and are not the result of arm's-length negotiations. The following fees may be paid from capital contributions, revenues, or reserves.

The Manager, its designated affiliates, and/or third parties will receive, or have received, the following fees, in addition to distributions of distributable cash, as summarized below:

Acquisition Fee: The Manager has earned and received an acquisition due diligence fee of two percent (2%) of the purchase price of the Properties. This fee is for the Manager's efforts in conducting due diligence and making this investment opportunity available to investors.

Asset Management Fee: The Manager or its designated assigns will receive a monthly asset management fee calculated as one percent (1%) of the monthly gross revenue from the operation of the Properties. This fee is for organizing the Company and ongoing administrative and management services provided.

Disposition Fee: Upon sale of a Property, the Manager shall earn a disposition fee equal to two percent (2%) of the sales price. This fee is for the Manager's efforts in negotiating the disposition of each of the Properties.

Property Management Fee: The Manager, its designated assigns, and/or a third-party manager will receive a property management fee commensurate with local rates. This fee is for day-to-day property management services provided such as overseeing the leasing and maintenance of the Properties.

Reimbursement of Expenses; Fees for Professional Services: The Company will reimburse the Manager or its affiliates' reasonable expenses paid or incurred in connection with the Company's operations. Such reimbursements may be paid from Capital Contributions, operating revenue, or reserves. In addition, the Manager or its affiliates will be reimbursed the fair value for provision of additional services to the Company at reasonable commercial rates on either an hourly or per-service basis.

CAPITALIZATION AND OWNERSHIP, DEBT

Capitalization

The Company is comprised of Class A Members, who hold Class A Membership Interests (the "***Class A Members***"), and Class B Members who hold the Class B Interests (the "***Class B Interests***") (holders of Class B Interests referred to as "***Class B Members***"), respectively. The Company is authorized to issue an unlimited number of Class A Membership Interests, which shall comprise seventy-five percent (75%) of the voting Membership Interests in the Company, and 10,000 Class B Interests, denominated in units, which shall comprise twenty-five percent (25%) of the voting Membership Interests in the Company. Prior investors have purchased Class A Membership Interests. The Class B Interests have been fully subscribed as detailed below.

Outstanding Capital Stock

As of the date of this Form C-AR/A, the Company's issued and outstanding capitalization is twenty-five percent (25%) comprised of Class B Interests.

Type	Class B Interest
Amount Outstanding	10,000 Class B Interests
Voting Rights	One vote per Class B Interest
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class B Interests which would only dilute its securities offered under Regulation CF if the Class B Percentage Interest (together, as a class) thereafter exceeded 25%.
Percentage Interest of the Company owned by the holders of such securities prior to commencement of the prior offering*	25.00%

* The Company's Operating Agreement currently contemplates that the Percentage Interest of the Company owned by the holders of Class B Interests after the closing of its fully-subscribed prior offering, inclusive of commissions to the intermediary in the prior offering, would continue to amount to 25%.

As of the date of this Form C-AR/A, the Company's issued and outstanding capitalization is seventy-five percent (75%) comprised of Class A Interests.

Type	Class A Interest
Amount Outstanding	13,297 Class A Interests
Voting Rights	One vote per Class A Interest. Limited voting rights.
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class A Interests which would only dilute its securities offered under Regulation CF.
Percentage Interest of the Company owned by the holders of such securities prior to commencement of the prior offering*	75.00%

* The Company's Operating Agreement currently contemplates that the Percentage Interest of the Company owned by the holders of Class A Interests after the closing of a fully-subscribed prior offering, inclusive of commissions to the Intermediary, would continue to amount to seventy-five percent (75%).

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Interests	$9,512,000	9,512	Offering/organizational expenses; acquisition costs; operating capital/reserves	June 23, 2024	Regulation D, Rule 506(c)
Class A Interests	$1,360,000	1,360	Intermediary fees; acquisition costs; operating capital/reserves; offering expenses	June 4, 2024	Regulation Crowdfunding
Class A Interests	$2,425,000	2,425	Intermediary fees; acquisition costs; operating capital/reserves; offering expenses	April 3, 2024	Regulation Crowdfunding
Class B Interests	$100	10,000	N/A	May 1, 2023	4(a)(2)

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Pace Morby	50.00% Class B Interest	50.00%
Mathis, LLC	47.330% Class B Interest	47.330%

Debt

The Company has the following debt outstanding:

In connection with the acquisition of 4424 E. Bellevue Street, Tucson, AZ 85712, pursuant to the Assumption Agreement #1, the Company assumed the obligations with respect to the Promissory Note Secured by Deed of Trust dated June 30, 2017 and Deed of Trust and Assignment of Rents dated June 12, 2017 and recorded on June 30, 2017, which were made by and between the seller of the property and the lender thereto. As of the date of assumption, the outstanding principal balance on the note was $685,563.05.

In connection with the acquisition of the Via Alamos Apartments, Leveling Up entered into that certain Deed of Trust and Fixture Filing, Assignment of Rents and Security Agreement with Via Alamos, LLC, dated as of August 29, 2023, which provided for indebtedness in the principal sum of $13,000,000, evidenced by a promissory note dated as of August 29, 2023, executed in favor of Via Alamos, LLC.

Organizational Chart


Mathis, LLC
Pace Morby
Other
47.330% (Class B)
50.000% (Class B)
2.67% (Class B)
Class A Members
75.00% (Class A)
Subto Fund LLC
Manager
SquadUp Management LLC
100%
Leveling Up GV LLC

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Operations

SubTo Fund LLC was organized on October 25, 2022, under the laws of the State of Arizona.

Cash and Cash Equivalents

As of December 31, 2024, the Company had $1,569,583 cash on hand.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from its Regulation Crowdfunding offerings and the Regulation D offering.

Capital Expenditures and Other Obligations

The Company intends to make additional material capital expenditures in the near future to acquire and make necessary renovations to the Properties and to participate in the Project.

Valuation

The Company ascribed no pre-offering valuations to the Company prior to conducting any of its multiple securities offerings. The price for the securities of the Company's multiple securities offerings was determined by the Manager and without regard to an external or independent valuation. The price does not bear any relationship to the Company's assets, book value, earnings or other established criteria for valuing a privately held company. Accordingly, the offering price should not be considered an indication of the actual value of the Company or its securities.

Material Changes and Other Information

Trends and Uncertainties

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons; or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction that has occurred since the beginning of the Company's last fiscal year or any currently proposed transaction. This applies to transactions to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) and if the counterparty is either: (i) any director or officer of the Company; (ii) any person who, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) any promoter of the Company, if the Company was incorporated or organized within the past three years; or (iv) any member of the family of any of the foregoing persons, including a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Conflicts of Interest

The proposed method of operation of the Company creates certain inherent conflicts of interest among the Company, the Manager, the Members, and their affiliates. The Manager, the Members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. The Manager and its affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities, including to multiple properties. Prospective investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Company. Additional conflicts of interest may be, but are not limited to, the following:

The Manager and its affiliates may be involved with similar investments or businesses. The Manager and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. The Manager and its affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

The Manager, certain Members, and their affiliates will receive compensation from the Company. Payments to the Manager, the Members, and their affiliates for services rendered to the Company have not been and will not be determined by arm's length negotiations. See '*MANAGEMENT COMPENSATION AND FEES*' herein for more information. Additionally, the existence of the Manager's or its affiliates' interest in distributions of distributable cash (i.e., right to participate in net proceeds from investments) may create an incentive for the Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

The Manager and its affiliates may not have the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to the Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. I, Pace Morby, certify that the financial statements of SubTo Fund LLC included in this Form C-AR/A are true and complete in all material respects.

/s/ Pace Morby
_____
(Signature)

Pace Morby
_____
(Name)

Manager of Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Pace Morby
_____
(Signature)

Pace Morby
_____
(Name)

Manager of Manager
_____
(Title)

May 2, 2025
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. I, Josiah Grimes, certify that the financial statements of SubTo Fund LLC included in this Form C-AR/A are true and complete in all material respects.

/s/ Josiah Grimes
_____
(Signature)

Josiah Grimes
_____
(Name)

Manager of Mathis, LLC, the Manager's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Josiah Grimes
_____
(Signature)

Josiah Grimes
_____
(Name)

Manager of Mathis, LLC, the Manager's Manager
_____
(Title)

May 2, 2025
_____
(Date)

EXHIBIT A

Financial Statements

Subto Fund LLC
Balance Sheet
As of December 31, 2024

		Total
Cash	$	1,569,583
Accounts Receivable (A/R)	$	28,522
Prepaid and Other Current Assets	$	371,739
Total Current Asset	$	1,969,843
Fixed Assets, Net	$	29,905,960
Other Assets	$	35,502
Total Assets	$	31,911,305
Accounts Payable (A/P)	$	62,969
Accrued Expenses	$	22,187
Deferred Revenue	$	10,015
Other Current Liabilities	$	56,227
Mortgage Payable - Current Portion	$	5,316
Total Current Liabilities	$	156,715
Mortgage Payable	$	13,663,100
Total Liabilities	$	13,819,815
Members Equity	$	18,091,490
Total Equity & Liabilities	$	31,911,305

Subto Fund LLC
Profit and Loss
January - December 2024

	Total
Revenue	$ 2,444,801
Labor	$ 221,705
Property Cost	$ 311,642
Depreciation Cost	$ 517,804
General Expenses	$ 1,423,583
Total Expenses	$ 2,474,734
Other Income	$ 100,554
Other Expenses	$ 31,821
Net Other Income	$ 68,733
Net Income	$ 38,800